CETERA INVESTMENT SERVICES LLC
(SEC I.D. No. 8-31826)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

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SEC FILE NUMBER
8-31826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Investment Services LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
                              (No. and Street)

St. Cloud   MN   56301
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson   (320) 229-3191
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                   (Name - if individual, state last, first, middle name)

555 W 5th Street, #2700   Los Angeles   CA   90013
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____Los Angeles_____)

On ___3/15/2017___ before me, _____Maria Christopher_____,
Date   *Here Insert Name and Title of the Officer*

personally appeared _____Mark Shelson_____

Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



MARIA CHRISTOPHER
Commission # 2089268
Notary Public - California
Los Angeles County
My Comm. Expires Nov 8, 2018

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____Maria Christopher_____

Signature of Notary Public

Place Notary Seal Above

─────────────── **OPTIONAL** ───────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: __Oath or Affirmation -CIS__ Document Date: __03/15/17__
Number of Pages: _____ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: __Mark Shelson__
☑ Corporate Officer — Title(s): __CFO__
☐ Partner — ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

Signer's Name: _____
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian or Conservator
☐ Other: _____
Signer Is Representing: _____

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statement as of December 31, 2016, pertaining to Cetera Investment Services LLC (the "Company") is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark Paul Shelson 02/15/17
Signature   Date

Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Statement of Financial Condition
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Compliance Report and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



Deloitte.

Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Investment Services LLC

We have audited the accompanying statement of financial condition of Cetera Investment Services LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cetera Investment Services LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 15, 2017

CETERA INVESTMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	33,354,782
Cash segregated under federal regulations		52,107,676
Receivable from brokers, dealers and clearing organizations		4,759,709
Receivable from customers		4,905,244
Commissions receivable		4,860,978
Other receivables		7,919,343
Prepaid expenses and deferred charges		5,674,513
Other assets		4,084,963
TOTAL	$	117,667,208

LIABILITIES AND MEMBER'S EQUITY
LIABILITIES

Payable to brokers, dealers and clearing organizations	$	341,484
Payable to customers		51,283,589
Commissions payable		15,535,854
Accounts payable and accrued expenses		2,571,134
Deferred credits		3,165,774
Other liabilities		6,514,983
Total liabilities		79,412,818

COMMITMENTS AND CONTINGENCIES (Note 8)

MEMBER'S EQUITY		38,254,390
TOTAL	$	117,667,208

The accompanying notes are an integral part of the statement of financial condition.

CETERA INVESTMENT SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1. **ORGANIZATION AND DESCRIPTION OF THE COMPANY**

    Cetera Investment Services LLC (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the public nationally through financial institutions.

    The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"), formerly known as RCS Capital Corporation ("RCAP").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation

    The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Use of Estimates

    The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

    Cash and Cash Equivalents

    Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

    Cash Segregated Under Federal Regulations

    The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations result from the Company's processing of customer transactions and consisted of the following as of December 31, 2016:

Receivables:		
Fails to deliver	$	158,619
Securities borrowed		10,500
Omnibus account receivable		2,115,267
Sweep account receivables		2,475,323
Total	$	4,759,709
Payables:		
Fails to receive	$	102,123
Clearing organization		239,361
Total	$	341,484

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition.

Commissions Receivable and Commissions Payable

Commissions receivable includes commissions from brokerage, mutual fund and direct private placement transactions, traded but not yet received. Commissions receivable also include mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a settlement date basis which is not materially different from a trade date basis. Securities owned, and securities sold not yet purchased are stated at fair value. As of December 31, 2016, securities owned of $37,109 are included in other assets. Securities sold, not yet purchased of $185,887 are included in other liabilities.

Other Receivables

Other receivables primarily consist of accrued customer account fees and accrued reimbursements and allowances from product sponsors.

Prepaid Expenses and Deferred Charges

Prepaid expenses and deferred charges primarily consist of unamortized conversion and recruiting allowances provided to the Company's financial institution investment programs. The allowances are typically amortized over the term of the program's contract, usually 3 to 5 years.

Other Assets

As of December 31, 2016, other assets included furniture, equipment and software with a cost of $927,675, less accumulated depreciation of $408,749, and leasehold improvements with a cost of $1,681,405, less accumulated depreciation of $1,354,264. Furniture, equipment, software and leasehold improvements are depreciated using the straight-line method over their estimated useful lives of 3 to 10 years.

Deferred Credits

Deferred credits primarily consist of contract rebates received on the signing of the Company's service bureau contract. The contract rebates are amortized over the 8 year term of the contract.

Share-Based Compensation

Aretec allocates share-based compensation expense to the Company. Aretec grants restricted stock awards to certain employees under the Aretec Group, Inc. 2016 Equity Incentive Plan (the "Aretec Equity Plan"), which provides for the grant of option rights or appreciation rights, restricted stock, restricted stock units, performance shares or performance units, and dividend equivalent rights and other equity-based awards, which are subject to forfeiture until vested. The Company recognizes its portion of the expense in employee compensation and benefits expense in the statement of income on a straight-line basis for these awards over the vesting period that ranges from 3 to 5 years based on the grant date fair value of the awards. The offset to employee compensation and benefits expense is reflected as an increase in member's equity.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file a federal income tax return. The Company's financial results are included in a consolidated tax return with Aretec. The Company recognizes income tax expense in its financial statements using the separate return method and settles balances with Cetera Financial. As part of the Company's tax sharing agreement with Cetera Financial, the Company does not separately record deferred income taxes.

As of December 31, 2016, the Company determined that it had no uncertain tax positions that affected its financial position, and will continue to evaluate for uncertain tax positions in the future. See Note 4 for more information.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2016, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Mutual funds and unit investment trusts are fair valued by management using net asset values and are primarily classified within Level 2. Corporate bonds, certificate of deposits and state and municipal government obligations are fair valued by management using third-party pricing services, and are also primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2016 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 24,950,436	$ -	$ -	$ 24,950,436
Securities owned - recorded in other assets:				
Equity securities	4,127	-	-	4,127
Mutual funds and unit investment trusts	-	8,541	-	8,541
Corporate bonds	-	24,441	-	24,441
Total securities owned	4,127	32,982	-	37,109
Total	$ 24,954,563	$ 32,982	$ -	$ 24,987,545

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in other liabilities:				
Equity securities	$ 7,923	$ -	$ -	$ 7,923
Mutual funds and unit investment trusts	-	157,163	-	157,163
Certificate of deposits	-	5,314	-	5,314
State and municipal government obligations	-	15,487	-	15,487
Total	$ 7,923	$ 177,964	$ -	$ 185,887

4. INCOME TAXES

The Company believes that, as of December 31, 2016, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2016. The Company had no unsettled liability with Cetera Financial for income taxes at December 31, 2016.

The Company files state tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2013. The Company's state income tax returns are open to audit under the statute of limitations for 2012 to 2015.

5. EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The

health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plans in 2016 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement. The Company had no unsettled liability with Cetera Financial for employee benefits at December 31, 2016.

6.   RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including revenue, number of personnel and producing advisors. Such expenses include overhead services related to marketing and communication, IT, finance and administration, operations and risk management. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial. As of December 31, 2016, outstanding receivables from Cetera Financial in connection with these services of $335,807 were included in other receivables.

7.   OFF BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities with counterparties primarily including broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

In the event a customer fails to satisfy its cash or margin account obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

The Company holds securities that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the securities performance and overall market activity. The Company monitors its securities positions on a monthly basis to evaluate its positions, and, if applicable, may elect to sell all or a portion to limit the loss.

8. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent, which is recognized on a straight-line basis over the period of the leases, and maintenance costs which are recognized as incurred. The following table shows the future annual minimum rental payments due. Future minimum payments do not include real estate taxes, insurance, common area maintenance and other costs for which the Company may be obligated.

	Year Ended December 31
2017	$ 780,480
2018	598,186
Total	$ 1,378,666

Service contract - The Company has contracted for technology processing services. The following table shows the future annual minimum payments due:

	Year Ended December 31
2017	$ 2,280,000
2018	2,400,000
2019	2,400,000
2020	2,400,000
2021	2,400,000
Total	$ 11,880,000

Line of credit - The Company has a $50,000,000 uncommitted collateralized line of credit with a nationally recognized financial institution. The line of credit does not have a stated expiration. There were no outstanding borrowings as of December 31, 2016.

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

Defense costs with regard to legal proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

9. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2016, the Company had net capital of $24,299,723, which was $24,049,723 in excess of required net capital of $250,000.

10. **SUBSEQUENT EVENTS**

Management evaluated activity of the Company through the date the financial statements were issued for subsequent events and has noted the below event:

Cetera Financial maintains a Capital Management Plan designed to assure the efficient use of capital. Consistent with the Plan, the Company issued a dividend to Cetera Financial on February 17, 2017 in the amount of $5,500,000.

* * * * * *